EXHIBIT 12.1

SOUTHERN CALIFORNIA GAS COMPANY

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(Dollars in millions)

	2001	2002	2003	2004	2005	Three Months Ended March 31, 2006
Fixed Charges and Preferred Stock Dividends:
Interest	$70	$47	$48	$40	$50	$19
Interest portion of annual rentals	3	2	2	2	3	1

Total fixed charges	73	49	50	42	53	20
Preferred stock dividends (1)	2	2	2	2	2	1

Combined fixed charges and preferred stock dividends for purpose of ratio	$75	$51	$52	$44	$55	$21

Earnings:
Pretax income from continuing operations	$377	$391	$360	$387	$309	$86
Total fixed charges (from above)	73	49	50	42	53	20
Less: interest capitalized	—	—	—	—	—	—

Total earnings for purpose of ratio	$450	$440	$410	$429	$362	$106

Ratio of earnings to combined fixed charges and preferred stock dividends	6.00	8.63	7.88	9.75	6.58	5.05

Ratio of earnings to fixed charges	6.16	8.98	8.20	10.21	6.83	5.30

(1)	In computing this ratio, “preferred stock dividends” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods